Fibrocell Science, Inc.

405 Eagleview Blvd.

Exton, PA 19341

August 26, 2013

Jeffrey P. Riedler

Assistant Director

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fibrocell Science, Inc.
Form S-3 (File No. 333-190649) (the “Registration Statement)

Ladies and Gentlemen:

Pursuant to the Securities and Exchange Commission (the “Commission”) staff comment letter dated August 22, 2013, Fibrocell Science, Inc. (the “Company”) confirms that the forms of indenture referenced in the Registration Statement were filed as exhibits to such Registration Statement in accordance with the Trust Indenture Act of 1939.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company, respectfully requests that the effective date of its Registration Statement be accelerated and that such Registration Statement become effective at 4:00 P.M., Washington, D.C. time, on August 28, 2013, or as soon thereafter as practicable.

Furthermore, the Company represents to the Commission that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be addressed to Cavas Pavri at Schiff Hardin LLP at (202) 724-6847.

Very Truly Yours,

Fibrocell Science, Inc.

/s/ Declan Daly
By:	Declan Daly
Chief Financial Officer